Exhibit (h)(5)

November 25, 2015

Mr. Brad Hilsabeck

Chief Executive Officer

Grantham, Mayo, Van Otterloo & Co. LLC

Boston, MA 02110

RE:	Services Provided by Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) under Management Contracts with GMO Trust (the “Trust”)

Dear Brad,

I have spoken with the other Trustees of GMO Trust (the “Trust”) and wanted to confirm to you our unanimous understanding on two points relating to the Management Contracts between each series (“Fund”) of the Trust and GMO. First, it has never been our intention or understanding that shareholders of a Fund would be third party beneficiaries of the Fund’s Management Contract. Second, while the Contracts do not specify a “governing law,” it is our intention and understanding that the Contracts would be governed by Massachusetts law. This is consistent with, and supported by, the fact that the vast majority of the services provided under the Management Contracts are provided from Massachusetts, as well as many other indicia of Massachusetts’ significant relationship to the Management Contracts. For example, the contracts have all been executed and negotiated in Massachusetts and all meetings of the Board of Trustees (“Board”) of the Trust, including those at which the Management Contracts have been approved or renewed, have been (and continue to be) conducted in Massachusetts.

While both of these points seem clear to us, in light of the recent Ninth Circuit decision, we thought it would be useful to memorialize our intentions and understandings. Please let us know if GMO has a different understanding on either of these points.

Very Truly Yours,

/s/ Donald W. Glazer
Donald W. Glazer
Chairman of the Board of Trustees, GMO Trust

November 30, 2015

Trustees of GMO Trust (the “Trust”)

Attention Donald W. Glazer, Chairman

RE:	Services Provided by Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) under Management Contracts with GMO Trust (the “Trust”)

Dear Don,

This letter responds to your letter to me dated November 25, 2015 relating to the Management Contracts between each series (“Fund”) of the Trust and GMO. As I explain in more detail below, I can confirm that it has always been GMO’s intention and understanding that there are no third party beneficiaries of the Fund’s Management Contract, and that the Management Contracts would be governed by Massachusetts law. If you will, there has always been a “meeting of the minds” of the two parties on both points. And we agree that it is useful to memorialize our mutual intentions and understanding on these two points in light of Ninth Circuit’s recent decision in Northstar Financial Advisors Inc. vs. Schwab Investments, et al.

First, it has always been GMO’s intention and understanding that the Management Contracts between each Fund and GMO do not create any third party beneficiaries; that is, no Management Contract gives rise to possible contractual rights in favor of any third party, including any beneficial owner of the Trust or any Fund. In addition to being the shared intention of GMO and the Trust’s Board of Trustees (the “Board”), this is consistent with Massachusetts law, which generally provides that a contract does not confer third-party beneficiary status unless “language and circumstances of the contract” show that the parties to the contract “clearly and definitely” intended the beneficiary to benefit from the promised performance. The Management Contracts do not identify (“clearly”, “definitely” or otherwise) any third party beneficiaries and provide that the services rendered by GMO are “subject always to the control of the Trustees of the Trust and to such policies as the Trustees may determine.” This result is also consistent with the terms of the Declaration of Trust of the Trust, which provides that ownership of Shares shall “not entitle the Shareholder to any title in or to the whole or any part of the Trust property” and that “ownership of Shares” shall not “constitute the Shareholders partners.”

Second, as to the governing law of the Management Contracts, it has always been GMO’s intention and understanding that each Management Contract is subject to the applicable provisions, including Sections 15 and 36(b), of the federal Investment Company Act of 1940 and otherwise would be governed by the laws of Massachusetts. As you fairly note, the vast majority of the services provided under the Management Contracts are provided from Massachusetts, and there are many other indicia of Massachusetts’ significant (indeed, almost exclusive) relationship to the Management Contracts. These include, without limitation: 1) all meetings of the Board of Trustees (“Board”) of the Trust at which the Contracts were first approved or continued have been (and continue to be) conducted in Massachusetts; 2) all discussions between GMO and the Board regarding the services provided under the Management Contracts have been (and continue to be) conducted in Massachusetts; 3) each Management Contract has been executed in Massachusetts; 4) the Trust’s Declaration of Trust provides by its terms that the Trust is a Massachusetts business trust and that the Declaration is governed by Massachusetts law; 5) GMO was originally formed in 1979 pursuant to Chapter 108A of the General Laws of the Commonwealth of Massachusetts and is today a limited liability company formed under Chapter 156C of the General Laws of Massachusetts; 6) GMO has always been domiciled in Massachusetts and a majority (frequently all) of the Trustees have been residents of Massachusetts throughout the existence of the Trust; and 7) each of the Trust and GMO has continuously since its respective inception date maintained its headquarters and principal place of business in Massachusetts.

I appreciate the opportunity to confirm our mutual understanding on these points.

Very Truly Yours,

/s/ Brad Hilsabeck
Brad Hilsabeck
Chief Executive Officer, Grantham, Mayo, Van Otterloo & Co. LLC

Cc: Douglas Charton, Esq.